SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF JUNE 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

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                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A

                CNPJ/MF n 02.558.132/0001-69 / NIRE 53300005800
                             A PUBLICLY-HELD COMPANY

MINUTES OF THE 150th (ONE HUNDRED FIFTIETH) EXTRAORDINARY BOARD MEETING

On the 31st (thirty-first) day of the month of May, 2002 (two thousand and two), at 10:00 (ten o'clock AM), at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, NUMERO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA, DF, CEP 70310-900, the Board of Directors of Tele Centro Oeste Celular Participacoes S/A ("TCO") held an Extraordinary Board Meeting, summoned by the Chairman of the Board, ALEXANDRE BELDI NETTO. OPENING: The meeting was opened with the presence of the members of the Company's Board of Directors, Mr. Alexandre Beldi Netto, Mr. Mario Cesar Pereira de Araujo, Mr. Marco Antonio Beldi, Mr. Antonio Fabio Beldi, Mr. Nelson Guarnieri de Lara, Mr. Araldo Alexandre Marcondes de Souza and Mr. Ricardo de Souza Adenes. THE BOARD: The proceedings were conducted by ALEXANDRE BELDI NETTO, President of the Company's Board of Directors, and MARIO CESAR PEREIRA DE ARAUJO acted as secretary, to address the following subjects: 1) NOT SUMMONING A SHAREHOLDERS MEETING TO RECONSIDER THE DECISION TO INCORPORATE TELEBRASILIA CELULAR S.A. BY TCO. 2) INCORPORATION AND RETIREMENT OF PREFERRED SHARES IN TREASURY. DELIBERATIONS: 1) After analyzing and discussing the issue, the Company's Board of Directors decided to confirm the incorporation of Telebrasilia Celular S.A. by TCO, as granted by paragraph 3rd of article 137 in Law 6404/76. 2) After analyzing and discussing the issue, the Company's Board of Directors decided to confirm the incorporation of Telebrasilia Celular S.A. by TCO, and to cancel the 2,200,000,000 (two billion two hundred million) preferred shares in treasury, with no alteration of its Capital Stock. The number of preferred shares issued by the company therefore decreases from 240,029,997,060 (two hundred forty billion twenty-nine million nine hundred ninety-seven thousand sixty) shares to 237,829,997,060 (two hundred thirty-seven billion eight hundred twenty-nine million nine hundred ninety-seven thousand sixty) shares. With no further issues to address, the meeting was closed and the present minutes were drawn, read and considered appropriate and signed by the members of the Board. Brasilia-DF, May 31, 2002. I hereby certify that the present document is a true copy of its original, drawn in its appropriate minute book.


                              ALEXANDRE BELDI NETTO
                              Chairman of the Board

MARIO CESAR PEREIRA DE ARAUJO                             MARCO ANTONIO BELDI
        Board Member                                          Board Member



     ANTONIO FABIO BELDI                                NELSON GUARNIERI DE LARA
        Board Member                                          Board Member



ARALDO ALEXANDRE M. DE SOUZA                            RICARDO DE SOUZA ADENES
        Board Member                                          Board Member

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                                                                          [LOGO]

                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A

                CNPJ/MF n 02.558.132/0001-69 / NIRE 53300005800

                             A Publicly-Held Company

MINUTES OF THE 151th (ONE HUNDRED FIFTY FIRST) EXTRAORDINARY BOARD MEETING

On the 3rd (third) day of June, 2002 (two-thousand and two), at 10:00 (ten o'clock AM), at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, NUMERO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA, DF, CEP 70310-900, the Board of Directors of Tele Centro Oeste Celular Participacoes S/A ("TCO") held an Extraordinary Board Meeting, summoned by the Chairman of The Board, ALEXANDRE BELDI NETTO. OPENING: The meeting was opened with the presence of the members of the Company's Board of Directors, Mr. Alexandre Beldi Netto, Mr. Mario Cesar Pereira de Araujo, Mr. Marco Antonio Beldi, Mr. Antonio Fabio Beldi, Mr. Nelson Guarnieri de Lara, Mr. Araldo Alexandre Marcondes de Souza and Mr. Ricardo de Souza Adenes. THE BOARD: The proceedings were conducted by ALEXANDRE BELDI NETTO, Chairman of the Company's Board of Directors, and MARIO CESAR PEREIRA DE ARAUJO acted as secretary, to address the following issue: DEFINITION OF THE CAPITAL STOCK AFTER THE INCORPORATION. DELIBERATION: After the incorporation of Telebrasilia Celular S.A. by TCO, approved at the Extraordinary General Shareholders Meeting of April 26th 2002, when the new Capital Stock of the company was established following provisions under clause VI of article 17 of the Company's Bylaws, and considering the exercise, by Telebrasilia Celular shareholders in possession of 144,956 Class B preferred shares, of their right to withdraw from the company with reimbursement of the value of investment, with no reduction of the capital stock, and of the retirement of preferred shares issued by this Company in treasury, the Company's Board of Directors confirms the increase of the
Company's Capital Stock as provided in the Protocol for Incorporation, in the value of R$ 29,046,142.00 (twenty-nine million forty-six thousand one hundred forty-two Brazilian Reais), with the issue of 14,936,701,413 (fourteen billion nine hundred thirty-six million seven hundred one thousand four hundred thirteen) preferred shares. Therefore, the Capital Stock went from R$ 505,000,000.00 (five hundred five million Brazilian Reais), divided into 126,433,338,109 (one hundred twenty-six billion four hundred thirty-three million three hundred thirty-eight thousand one hundred nine) common shares, and 237,829,997,060 (two hundred thirty-seven billion eight hundred twenty-nine million nine hundred ninety-seven thousand sixty) preferred shares, to R$ 534,046,142.00 (five hundred thirty-four million forty-six thousand one hundred forty-two Brazilian Reais) divided into 126,433,338,109 (one hundred twenty-six billion four hundred thirty-three million three hundred thirty-eight thousand one hundred nine) common shares and 252,766,698,473 (two hundred fifty-two billion seven hundred sixty-six million six hundred ninety-eight thousand four hundred seventy-three) preferred shares. With no further issues to address, the meeting was closed and the present minutes were drawn, read and considered

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appropriate  and signed by the members of the Board of  Directors.  Brasilia-DF,
June 3, 2002. I hereby certify that the present document is a true copy of its original, drawn in its appropriate minute book.


                              ALEXANDRE BELDI NETTO
                       President of the Board of Directors

MARIO CESAR PEREIRA DE ARAUJO                             MARCO ANTONIO BELDI
     Member of the Board                                  Member of the Board



     ANTONIO FABIO BELDI                                NELSON GUARNIERI DE LARA
     Member of the Board                                  Member of the Board



ARALDO ALEXANDRE M. DE SOUZA                            RICARDO DE SOUZA ADENES
     Member of the Board                                  Member of the Board

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SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Tele Centro Oeste Cellular Holding Company

Date: June 6, 2002                By:     /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President